                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (RULE 13D-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                       Western Ohio Financial Corporation
             ------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  959024-10-0
                            ------------------------
                                 (CUSIP Number)


                               December 31, 2002
              ----------------------------------------------------
              Date of Event Which Requires Filing of the Statement



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]   Rule 13d-1(b)
[ ]   Rule 13d-1(c)
[ ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------                                -------------------
  CUSIP No. 959024-10-0                      13G             Page 2 of 6 Pages
-----------------------------                                -------------------


-----------------------------------------------------------------------------------------------------
   1.     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Western Ohio Financial Corporation Employee Stock Ownership Plan
          IRS I.D. No. 37-1327807
-----------------------------------------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                (a) [ ]

                                                                                (b) [X]
-----------------------------------------------------------------------------------------------------

   3.     SEC USE ONLY

-----------------------------------------------------------------------------------------------------

   4.     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Not applicable.
-----------------------------------------------------------------------------------------------------
                                  5.    SOLE VOTING POWER
                                                37,195
             NUMBER OF            -------------------------------------------------------------------
               SHARES
            BENEFICIALLY          6.    SHARED VOTING POWER
              OWNED BY                          83,807
                EACH              -------------------------------------------------------------------
             REPORTING
               PERSON             7.    SOLE DISPOSITIVE POWER
                WITH                       121,002
                                  -------------------------------------------------------------------

                                  8.    SHARED DISPOSITIVE POWER
                                              0
-----------------------------------------------------------------------------------------------------

   9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          121,002
-----------------------------------------------------------------------------------------------------

  10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES [ ]
-----------------------------------------------------------------------------------------------------

  11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

               6.9%
-----------------------------------------------------------------------------------------------------

  12.     TYPE OF REPORTING PERSON
                                EP
-----------------------------------------------------------------------------------------------------

-----------------------------                                -------------------
  CUSIP No. 959024-10-0                      13G             Page 3 of 6 Pages
-----------------------------                                -------------------


-----------------------------------------------------------------------------------------------------
   1.     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          First Bankers Trust Company, N.A.
          IRS I.D. No. 37-0622729
-----------------------------------------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                (a)  [ ]

                                                                                (b)  [X]
-----------------------------------------------------------------------------------------------------

   3.     SEC USE ONLY
-----------------------------------------------------------------------------------------------------

   4.     CITIZENSHIP OR PLACE OF ORGANIZATION

                United States.
-----------------------------------------------------------------------------------------------------

                                   5.    SOLE VOTING POWER
                                                37,195
           NUMBER OF              -------------------------------------------------------------------
             SHARES
          BENEFICIALLY             6.    SHARED VOTING POWER
            OWNED BY                            83,807
              EACH                -------------------------------------------------------------------
           REPORTING
             PERSON                7.    SOLE DISPOSITIVE POWER
              WITH                             121,002
                                  -------------------------------------------------------------------

                                   8.    SHARED DISPOSITIVE POWER
                                                 0
-----------------------------------------------------------------------------------------------------
   9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          121,002
-----------------------------------------------------------------------------------------------------

  10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES [ ]
-----------------------------------------------------------------------------------------------------

  11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              6.9%
-----------------------------------------------------------------------------------------------------

  12.     TYPE OF REPORTING PERSON
                                BK
-----------------------------------------------------------------------------------------------------

-----------------------------                                -------------------
  CUSIP No. 959024-10-0                      13G             Page 4 of 6 Pages
-----------------------------                                -------------------


Item 1(a)      Name of Issuer:   Western Ohio Financial Corporation

      (b)      Address of Issuer's Principal Executive Offices:

                             28 East Main Street
                             Springfield, Ohio  45501

Item 2(a)      Name of Persons Filing:
                             Western Ohio Financial Corporation Employee Stock Ownership Plan ("ESOP")
                             First Bankers Trust Company, N.A. (the "Trustee"), the trustee of the ESOP.

       (b)     Address of Principal Business Office:
                             The business address of the ESOP is:
                             28 East Main Street
                             Springfield, Ohio  45501

                             The business address of the Trustee is:
                             Broadway at 12th Street
                             Quincy, Illinois 62301-3566


        (c)    Citizenship:
                             The Trustee is a national bank organized under the laws of the United States.

        d)     Title of Class of Securities:

                             Common Stock, par value $0.01 per share (the
                             "Common Stock").

        (e)    CUSIP Number:
                             959024-10-0

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
(c), check whether the person filing is a:

               (a)    [_]    Broker or dealer registered under Section 15 of the
                             Exchange Act;

               (b)    [_]    Bank as defined in Section 3(a)(6) of the Exchange
                             Act;

               (c)    [_]    Insurance company as defined in Section 3(a)(19) of
                             the Exchange Act;

               (d)    [_]    Investment company registered under Section 8 of
                             the Investment Company Act;

-----------------------------                                -------------------
  CUSIP No. 959024-10-0                      13G             Page 5 of 6 Pages
-----------------------------                                -------------------

               (e)    [_]    An investment adviser in accordance with Rule
                             13d-1(b)(1)(ii)(E);

               (f)    [X]    An employee benefit plan or endowment fund in
                             accordance with Rule 13d-1(b)(1)(ii)(F);

               (g)    [_]    A parent holding company or control person in
                             accordance with Rule 13d-1(b)(ii)(G);

               (h)    [_]    A savings association as defined in Section 3(b) of
                             the Federal Deposit Insurance Act;

               (i)    [_]    A church plan that is excluded from the definition
                             of an investment company under Section 3(c)(14) of the Investment Company Act;

               (j)    [_]    Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

               If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

Item 4  Ownership:


        (a)    Amount beneficially owned:   121,002

        (b)    Percent of Class:   6.9%

        (c)    Number of shares as to which such person has:

               (i)    sole power to vote or to direct the vote:   37,195

               (ii)   shared power to vote or to direct the vote:  83,807

               (iii)  sole power to dispose or to direct the disposition of:
                      121,002

               (iv)   shared power to dispose or to direct the disposition of:
                      none

        The ESOP holds an aggregate of 121,002 shares of Common Stock (6.9% of the outstanding shares). 83,807 shares have been allocated to ESOP accounts and 37,195 are unallocated shares. Pursuant to the ESOP, participants in the ESOP are entitled to instruct the Trustee as to the voting of the shares allocated to their ESOP accounts. The ESOP has sole voting and dispositive power with respect to shares held by it which have not been allocated to participant accounts. On each issue with respect to which stockholders are entitled to vote, the Trustee is required to vote the shares held by the ESOP which have not been allocated to participant accounts in the manner directed under the ESOP.

        The Trustee may be deemed to beneficially own the 121,002 shares held by the ESOP. However, the Trustee expressly disclaims beneficial ownership of all of such shares. Other than the shares held by the ESOP, the Trustee does not beneficially own any shares of Common Stock.

-----------------------------                                -------------------
  CUSIP No. 959024-10-0                      13G             Page 6 of 6 Pages
-----------------------------                                -------------------



Item 5  Ownership of Five Percent or Less of a Class:
                             Not Applicable.

Item 6  Ownership of More than Five Percent on Behalf of Another Person:
                             Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
                             Not Applicable.

Item 8  Identification and Classification of Members of the Group:
                             Not Applicable.

Item 9  Notice of Dissolution of Group:
                             Not Applicable.

Item 10 Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 10th day of February, 2003


Western Ohio Financial Corporation Employee Stock Ownership Plan

        By:  First Bankers Trust Company, N.A., as Trustee
           By:   /s/ Linda Shultz
                 -------------------------
           Name:  Linda Shultz
                  ------------------------
           Title: Trust Officer
                  ------------------------


First Bankers Trust Company, N.A.

        By:   /s/ Linda Shultz
            ------------------------------
        Name:  Linda Shultz
        Title: Trust Officer